[LETTERHEAD OF RAYMOND JAMES ASSOCIATES, INC.]

May 11, 2016

Via Facsimile and Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Best Hometown Bancorp, Inc.
Registration Statement on Form S-1 (Registration No. 333-210109)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Best Hometown Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that it will become effective at 10:00 a.m. Eastern time on May 13, 2016, or as soon thereafter as may be practicable.

Very Truly Yours,

Raymond James & Associates, Inc.

/s/ Allan D. Jean
Allan D. Jean
Director